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April 1, 2025 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attention:	Pearlyne Paulemon
Jeffrey Gabor
Jennifer Monick
Jeffrey Lewis

Re:	Real Asset Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 14, 2025
File No. 333-284777

Ladies and Gentlemen:

On behalf of our client, Real Asset Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), contained in the Staff’s letter dated March 26, 2025 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 2. Capitalized terms used but not defined herein have the meanings set forth in the Amendment No. 2.

Amendment No.1 to Registration Statement on Form S-1

Our Sponsor, page 5

1.	We acknowledge your response and revisions to prior comment 2. We note that your sponsor transferred 25,000 Class B ordinary shares to each of your independent director nominees (for an aggregate of 75,000 Class B ordinary shares). However, the compensation table here and on page 122 reflect 40,000 Class B ordinary shares for your independent directors. Lastly, we note your cover page disclosure that your sponsor transferred 10,000 Class B ordinary shares to each of your advisors (for an aggregate of 40,000 Class B ordinary shares); however, your disclosure on page 116 and elsewhere indicate an aggregate of 60,000 Class B founder shares to your advisors. Please revise for consistency or advise.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on pages 6 and 122.

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United States Securities and Exchange Commission

April 1, 2025

Please do not hesitate to contact Elliott Smith at (212) 261-6847 of Perkins Coie LLP with any questions or comments regarding this letter.

Best regards,

/s/ Perkins Coie LLP

cc:	Peter Ort, Real Asset Acquisition Corp.